

January 13, 2015

Via E-mail
Mr. Naresh Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd., Suite 211
York, PA 17402

> **Re:**   **Ameri Metro, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2014**
> **Filed November 13, 2014**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2014**
> **Filed December 17, 2014**
> **File No. 0-54546**

Dear Mr. Mirchandani:

We have reviewed your response letter dated December 31, 2014 and have the following comment.

Form 10-K for the Fiscal Year Ended July 31, 2014
Form 10-Q for the Fiscal Quarter Ended October 31, 2014

XBRL Data Exhibits

1.   We note your response to comment one from our letter dated December 19, 2014. Please apply in writing, via an EDGAR CORRESP submission, addressed to the Chief, Office of Information Technology, Division of Corporation Finance, for a continuing hardship exemption from the requirement to provide interactive data if you cannot do so without undue burden or expense. Please refer to Rule 202 of Regulation S-T, as well as to the Commission's website, http://www.sec.gov/info/edgar/cfedgarguidance.htm for the information to be included in your request.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief